Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated February 5, 2024 Supplementing the Preliminary Prospectus Supplement dated February 5, 2024
Registration Statement No. 333-255829

Pricing Term Sheet

Becton, Dickinson and Company
€750,000,000 3.519% Notes due 2031
(the “Notes”)
Issuer:	Becton, Dickinson and Company (the “Company”)
Aggregate Principal Amount Offered:	€750,000,000
Maturity Date:	February 8, 2031
Trade Date:	February 5, 2024
Settlement Date:	February 8, 2024 (T+3)*
Type of Offering:	SEC Registered
Coupon (Interest Rate):	3.519%
Price to Public (Issue Price):	100.000% of principal amount
Underwriting Discount:	0.400%
Yield to Maturity:	3.519%
Spread to Benchmark German Government Security:	+132.1 basis points
Benchmark German Government Security:	0.000% DBR due February 15, 2031
Benchmark German Government Security Price/Yield:	85.84% / 2.198%
Mid-Swap Yield:	2.669%
Spread to Mid-Swap Yield:	+85 basis points
Interest Payment Date:	Annually, on February 8, commencing February 8, 2025.
Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Optional Redemption:
The Notes will be redeemable at the Company’s option, in whole or in part, at any time and from time to time prior to November 8, 2030 (three months prior to the maturity date), at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments on the Notes being redeemed, discounting such payments to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable comparable government bond rate, plus 20 basis points, plus accrued and unpaid interest, if any, to but excluding the date of redemption.

At any time on or after November 8, 2030 (three months prior to the maturity date), the Notes will be redeemable at the Company’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to but excluding the redemption date.

Redemption for Tax Reasons:
If, as a result of any change in, or amendment to, the tax laws of the United States, or the official interpretation thereof, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay additional amounts with respect to the Notes, the Company may at any time at its option redeem, in whole, but not in part, the Notes at 100% of the principal amount plus accrued and unpaid interest to the date of redemption.

Change of Control:
If a change of control triggering event occurs, unless the Company has exercised its right to redeem the Notes as described under “Optional Redemption,” the Company will be required to make an offer to each holder of the outstanding Notes to repurchase all or any portion of such holder’s Notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest to, but excluding, the date of purchase.

Settlement:	Euroclear/Clearstream
Listing:	Application will be made to have the Notes listed on the New York Stock Exchange.
Common Code/ISIN:	276302639 / XS2763026395
Denominations:	€100,000 x €1,000
Stabilization:	Stabilization/FCA
Joint Book-Running Managers:
Barclays Bank PLC
BNP Paribas
Citigroup Global Markets Limited
J.P. Morgan Securities plc
Morgan Stanley & Co. International plc
Goldman Sachs & Co. LLC
Scotiabank (Ireland) Designated Activity Company
Wells Fargo Securities International Limited

Co-Managers:
Academy Securities Inc.
ING Bank N.V., Belgian Branch
Intesa Sanpaolo IMI Securities Corp.
KBC Bank NV
Loop Capital Markets LLC
PNC Capital Markets LLC
Siebert Williams Shank & Co., LLC
Standard Chartered Bank
The Toronto-Dominion Bank

*
Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the Trade Date will generally be required, by virtue of the fact that the Notes initially settle on the third U.S. business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a  failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The Issuer has filed a registration statement with the SEC (including a prospectus and a preliminary prospectus supplement), for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Guarantor, the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer,  any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC toll-free at 1-888-603-5847, BNP Paribas toll-free at 1-800-854-5674, Citigroup Global Markets Limited toll-free at 1-800-831-9146, J.P. Morgan Securities plc at +44-20-7134-2468 or Morgan Stanley & Co. International plc toll-free at 1-866-718-1649.

This pricing term sheet supplements the preliminary prospectus supplement dated February 5, 2024 relating to the prospectus dated May 6, 2021.

MiFID II and/or the UK MiFIR Product Governance Rules professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MIFID II product governance and/or the UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom.

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